                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                               BAIRNCO CORPORATION
                            (Name of Subject Company)

                            ------------------------

                              BZ ACQUISITION CORP.
                             STEEL PARTNERS II, L.P.
                       (Names of Filing Persons--Offeror)

                      ------------------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                             ----------------------

                                    057097107
                      (Cusip Number of Class of Securities)

                            ------------------------

                             WARREN G. LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 520-2300
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                PARK AVENUE TOWER
                               65 EAST 55TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 451-2300

|X| Check the box if the filing  relates  solely to  preliminary  communications made before the commencement of a tender offer.
      Check the appropriate  boxes below to designate any  transactions to which the statement relates:
      |X| third-party tender offer subject to Rule 14d-1.
      |_| issuer tender offer subject to Rule 13e-4.
      |_| going-private transaction subject to Rule 13e-3.
      |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

PRESS RELEASE

FOR IMMEDIATE RELEASE:
----------------------

      STEEL PARTNERS II TO LAUNCH CASH TENDER OFFER FOR BAIRNCO CORPORATION
                              FOR $12.00 PER SHARE

 SEEKS TO ENTER INTO NEGOTIATIONS WITH BOARD TO CONSUMMATE BACK-END MERGER WITH
                         BAIRNCO FOLLOWING TENDER OFFER

         NEW YORK, NY- JUNE 15, 2006 -- Steel Partners II, L.P. ("Steel"), which owns an aggregate of 1,110,200 shares or approximately 15.5% of the common stock of Bairnco Corporation (NYSE:BZ;  "Bairnco") announced today that BZ Acquisition
Corp., a wholly-owned  subsidiary of Steel, will commence a cash tender offer to purchase all of the outstanding shares of Bairnco for $12.00 per share.

         "We are  proud  to say that we have  been a long  term  shareholder  of
Bairnco since 1996," stated Warren  Lichtenstein,  the managing member of Steel.
"We have determined,  after evaluating all our options, that commencing a tender offer  would be in the best  interest of all the  shareholders.  We hope to meet with the Board as soon as  possible in order to  negotiate a back-end  merger of our  acquisition  entity  with and into  Bairnco to follow  consummation  of the tender offer."

         In January 2006,  Steel requested that Bairnco take the necessary steps to allow Steel to purchase  additional shares without triggering the limitations of  Section  203 of the  Delaware  General  Corporation  Law.  Steel  decided to commence the tender offer after the Board denied Steel's request.

         The tender offer will be subject to several  conditions,  including (i)
there being  validly  tendered and not  withdrawn  before the  expiration of the offer a number of shares,  which,  together  with the shares then owned by Steel and its  subsidiaries  (including BZ Acquisition  Corp.),  represents at least a majority of the total number of shares  outstanding  on a fully  diluted  basis,
(ii)  expiration  or  termination  of the  applicable  waiting  period under the
Hart-Scott-Rodino  Antitrust  Improvements  Act of 1976 and  (iii)  Steel  being
satisfied  that  Section  203  of  the  Delaware  General   Corporation  Law  is
inapplicable to the offer and the potential merger with Bairnco thereafter.  The tender  offer  will  not  be  subject  to  or  conditioned  upon  any  financing arrangements.  Steel expects to commence the tender offer on or about  Thursday,
June 22, 2006.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY
OR THE  SOLICITATION OF AN OFFER TO SELL ANY SHARES.  THE  SOLICITATION  AND THE
OFFER TO BUY  BAIRNCO'S  COMMON STOCK WILL ONLY BE MADE  PURSUANT TO AN OFFER TO
PURCHASE  AND  RELATED  MATERIALS  THAT  STEEL  INTENDS  TO FILE  WITH  THE SEC.
STOCKHOLDERS   SHOULD  READ  THESE  MATERIALS  CAREFULLY  BECAUSE  THEY  CONTAIN
IMPORTANT  INFORMATION,  INCLUDING  THE  TERMS  AND  CONDITIONS  OF  THE  OFFER.
STOCKHOLDERS  WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS
WITH RESPECT TO THE TENDER  OFFER FREE AT THE SEC'S  WEBSITE AT  WWW.SEC.GOV  OR
FROM STEEL.

Any  forward-looking  statements  contained in this release are made pursuant to the safe harbor  provisions of the Private  Securities  Litigation Reform Act of
1995.  Forward-looking  statements are inherently  subject to a variety of risks and  uncertainties  that could cause actual  results to differ  materially  from those  projected.  These risks and  uncertainties  include,  among  others:  the willingness of Bairnco  stockholders  to tender their shares in the tender offer and the  number  and  timing of shares  tendered;  the  receipt  of third  party consents to the extent  required for the  acquisition;  and  satisfaction of the various  closing  conditions.  Other  important  factors that could cause actual results to differ materially are included but are not limited to those listed in
Bairnco's periodic reports and registration statements filed with the Securities and Exchange  Commission.  Steel undertakes no obligation to update  information contained in this release.

                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022

                                  June 15, 2006

VIA OVERNIGHT COURIER AND FACSIMILE

Luke E. Fichthorn, III
Chairman & Chief Executive Officer
Bairnco Corporation
300 Primera Boulevard, Suite 432
Lake Mary, FL 32746

Dear Mr. Fichthorn:

         Steel   Partners  II,  L.P.  has  issued  the  attached  press  release announcing  its intention to commence a cash tender offer to purchase all of the outstanding shares of common stock of Bairnco Corporation ("Bairnco") for $12.00 per share.  We are a long term  shareholder of Bairnco and have been  increasing our  ownership  position  since July 1996.  We  requested  in January  2006 that
Bairnco  take the  necessary  steps to allow us to  purchase  additional  shares without  triggering  the  limitations  of Section  203 of the  Delaware  General
Corporation  Law.  After the Board  denied our  request and  evaluating  all our options we have  determined  that commencing a tender offer would be in the best interest of all  shareholders  and would  provide  shareholders  with  immediate liquidity at a significant premium to market.

         We believe it would be in the best  interest  of all  parties if we met with you and the Board as soon as possible  to  negotiate  a  definitive  merger agreement. We hope to promptly receive a favorable response from you.

                                             Very truly yours,

                                             STEEL PARTNERS II, L.P.

                                             By: Steel Partners, L.L.C.
                                             General Partner

                                             By: /s/ Warren G. Lichtenstein
                                                 -------------------------------
                                                 Warren G. Lichtenstein
                                                 Managing Member